Construction Partners, Inc.

290 Healthwest Drive, Suite 2

Dothan, Alabama 36303

April 27, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

Re:	Construction Partners, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed April 23, 2018
File No. 333-224174

Dear Mr. Ingram:

After discussions with the staff (the “Staff”) of the Securities and Exchange Commission regarding the responses of Construction Partners, Inc., a Delaware corporation (the “Company”) in its letter dated April 26, 2018, to comments received from the Staff in a letter dated April 25, 2018, with respect to Amendment No. 1 to Registration Statement on Form S-1 filed on April 23, 2018 (the “Amended Form S-1”), the Company will revise the presentation of “Adjusted EBITDA” to remove income recognized in connection with entering into certain settlements agreements with a third party in an amendment to the Amended Form S-1.

* * * * *

If you have any further comments or questions concerning this response, please contact me at (334) 673-9763.

Very truly yours,

/s/ R. Alan Palmer

Executive Vice President and Chief Financial Officer

cc:

Garrett DeVries, Akin Gump Strauss Hauer & Feld LLP

Sean Gurgle, Akin Gump Strauss Hauer & Feld LLP